Exhibit 99.1

NEWS RELEASE

Toronto, August 6, 2025

Triple Flag Announces Record Operating Cash Flow per Share in Q2 2025 and Increases Dividend

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the second quarter of 2025 and declared a dividend of US$0.0575 per common share to be paid on September 15, 2025. Unless otherwise indicated, all amounts are expressed in US dollars.

“Triple Flag generated record operating cash flow per share in the second quarter of 2025, and we remain firmly on track to deliver our 2025 guidance of 105,000 to 115,000 GEOs over the balance of the year,” commented Sheldon Vanderkooy, CEO. “We are also pleased to announce our fourth consecutive annual 5% increase to our quarterly dividend since our IPO in 2021. Early in July, we completed our acquisition of a 1.0% NSR royalty on the world-class Arthur gold project located in Nevada. Operated by a top-tier producer in AngloGold Ashanti plc, the project offers exceptional long-term growth potential, underpinned by a rapidly expanding resource base and significant exploration upside. We also acquired an additional 1.5% GR royalty over the Johnson Camp Mine in Arizona during the quarter, which is expected to commence first copper sales in the third quarter of 2025. Looking ahead, we are closely following the progress of several catalysts across our portfolio, including the commencement of production at Johnson Camp Mine, Arcata, and Tres Quebradas in the second half of 2025, as well as development progress with respect to the E48 sub-level cave at Northparkes and the Koné, Hope Bay and Arthur gold projects.”

Q2 2025 Financial Highlights

	Q2 2025	Q2 2024
Revenue	$94.1 million	$63.6 million
Gold Equivalent Ounces (“GEOs”)[1]	28,682	27,192
Net (Loss) Earnings/per share	$55.7 million/$0.28	($111.4 million)/($0.55)
Adjusted Net Earnings2/per share	$47.9 million/$0.24	$22.9 million /$0.11
Operating Cash Flow	$76.1 million	$49.4 million
Operating Cash Flow per Share	$0.38	$0.25
Adjusted EBITDA[3]	$76.2 million	$49.6 million
Asset Margin[4]	92%	92%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended June 30
	2025	2024
GEOs[1]
Gold	19,378	16,124
Silver	9,304	11,068
Total	28,682	27,192

Revenue ($ thousands)
Gold	63,567	37,701
Silver	30,520	25,880
Total	94,087	63,581

Corporate Updates

•	2025 GEOs Guidance and 2029 Outlook Maintained: Triple Flag remains on track to achieve its sales guidance for 2025 of 105,000 to 115,000 GEOs.

Our 2029 outlook of 135,000 to 145,000 GEOs remains unchanged.

•	Quarterly Dividend Increased by 5%: Triple Flag’s Board of Directors declared a quarterly cash dividend of US$0.0575 per common share to be paid on September 15, 2025, to the shareholders of record at the close of business on September 2, 2025.

Triple Flag’s forward annualized dividend is now US$0.23 per common share, an increase of 5% versus the previous annualized dividend of US$0.22 per common share. This represents the Company’s fourth consecutive annual 5% increase of the quarterly dividend since its May 2021 IPO.

•	Arthur 1.0% NSR Royalty Acquisition: In July 2025, Triple Flag completed the previously announced acquisition of Orogen Royalties Inc. (“Orogen”). As part of this transaction, Triple Flag acquired Orogen’s 1.0% net smelter returns (“NSR”) royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada being developed by AngloGold Ashanti plc (“AngloGold”). All of Orogen’s assets and liabilities, other than the 1.0% NSR royalty on the Arthur gold project, were transferred into a new spin-off company that is led by Paddy Nicol, who was CEO of Orogen. Refer to Triple Flag’s press release on July 9, 2025, Triple Flag Completes Acquisition of Orogen Royalties and its 1.0% NSR Royalty on the Arthur Gold Project in Nevada, for further details.

•	Johnson Camp Mine 1.5% GR Royalty Acquisition: On June 26, 2025, Triple Flag acquired a 1.5% gross revenue (“GR”) royalty from Greenstone Excelsior Holdings L.P. on the Johnson Camp Mine (“JCM”) in Arizona, operated by Gunnison Copper Corp. (“Gunnison”), for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag already owns on the Johnson Camp Mine. On May 15, 2024, Nuton LLC, a Rio Tinto venture, announced that it elected to proceed to Stage 2 of a two-stage work program on the use of copper heap leach technologies for primary sulphide mineralization at Gunnison’s 100%-owned JCM in Arizona.

Triple Flag now owns a 3.0% GR royalty on JCM, which is also within the coverage area of the Company’s separate 3.5% to 16.5% copper stream on oxide material at the flagship Gunnison project.

In July 2025, the operator announced that JCM began leaching copper with first copper sales expected in September 2025 from run-of-mine oxide ore using conventional leach technology. First copper using Nuton technology is expected by the end of 2025.

•	Team Addition: In July 2025, Steve Botts joined Triple Flag to lead our sustainability initiatives, focusing on investment due diligence and ongoing portfolio monitoring. Steve is a senior mining executive and consultant with over 35 years of international experience leading complex mining operations and projects across the Americas. As President of Santa Barbara Consultants, he advised clients on sustainability strategy, permitting, and project development. Previously, Steve has held senior leadership roles at SolGold, Aurífera Tres Cruces, Tahoe Resources, Marcobre, Minera Panamá, AngloGold, Rio Tinto, and Antamina, consistently driving value through operational excellence, stakeholder engagement, and ensuring strict compliance with international environmental and social standards. A fluent Spanish speaker and U.S. citizen with permanent residency in Peru, Steve holds a degree in General Studies from the University of Nevada at Reno, and a Master’s in Environmental Policy and Management from the University of Denver.

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q2 2025 were a record 9,578 GEOs.

Mining of the E31 and E31N open pits was completed in the first quarter of 2025 as planned, with material stockpiled. Evolution Mining Limited (“Evolution”) continues to expect higher-gold-grade stockpiled ore from E31 and E31N to contribute to processed feed and support stream deliveries through 2025.

Development of the sub-level cave (“SLC”) at E48 commenced in July 2024. Commissioning is expected to start in the second half of 2025, with this mining area expected to ramp up through 2026. A pre-feasibility study was completed in the first quarter of 2025, with a gold grade of 0.39 g/t Au for the E48 SLC. The outcome of this study is currently being integrated with the life of mine plan at Northparkes to confirm the development schedule and optimized production profile.

First production from the E22 orebody is expected during Evolution’s fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a previously disclosed reserve grade of 0.37 g/t Au. An SLC hybrid option study for E22 was completed during the second quarter of 2025.

Additionally, exploration at Northparkes has continued to return shallow, high-grade copper intercepts at the E51 and Major Tom prospects. Both prospects are located within close proximity to the current mine infrastructure. Resource modelling and optimization studies will commence following completion of a drilling program, which has been extended into the third quarter of 2025.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q2 2025 equated to 1,451 GEOs.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Westgold Resources Limited (“Westgold”) continues to expect the mine expansion project at Beta Hunt to deliver increased productivity in 2025 and beyond.

In June 2025, Westgold declared a maiden resource for the Fletcher Zone, a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and located 50 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

Maiden Indicated resources at the Fletcher Zone total 3.7 million tonnes at 2.5 g/t Au containing 295 thousand gold ounces, with Inferred resources of 27.3 million tonnes at 2.3 g/t Au containing 2.0 million gold ouncesi. This inaugural resource at the Fletcher Zone nearly doubles, with similar gold grade, the previous resource base at Beta Hunt of 17.7 million tonnes grading 2.74 g/t Au containing 1.6 million ounces in the Measured and Indicated category (inclusive) and 12.9 million tonnes grading 2.63 g/t Au containing 1.1 million ounces in the Inferred categoryii.

The Fletcher Zone remains prospective, with the maiden resource open at depth and only representing exploration drilling from one kilometer of the two kilometers of known strike. Drilling is ongoing.

Westgold expects to release a three-year operating outlook in September 2025, following a reserve and resource update.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q2 2025 equated to 772 GEOs. In February 2025, Agnico Eagle Mines Limited (“Agnico Eagle”) released an updated three-year outlook. The operator expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2025, 2026 and 2027. Technical evaluations and drilling are ongoing to evaluate the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q2 2025 were 7,379 GEOs.

Under the stream agreement with Nexa, we receive 65% of payable silver from Cerro Lindo until 19.5 million ounces have been delivered, and 25% thereafter. As of June 30, 2025, 17.8 million ounces of silver had been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% starting in 2026.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q2 2025 were 1,090 GEOs.

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions, including the National Police of Colombia.

During the second quarter of 2025, Zijin Mining Group Co., Ltd. submitted a listing application to the Hong Kong Stock Exchange to spin-off its overseas gold assets into a subsidiary known as Zijin Gold International Company Limited, which will include Buriticá as a cornerstone mine.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q2 2025 equated to 637 GEOs.

On July 23, 2025, Orla Mining Limited (“Orla”) announced that an uncontrolled material movement occurred at Camino Rojo due to significant rain. There was no environmental impact, injuries or equipment damage. Pit mining was temporarily suspended, with oxidized run-of-mine and stockpiled material crushed and stacked while remediation work and a geotechnical assessment was completed. On August 5, 2025, Orla revised its 2025 production guidance for Camino Rojo to 95,000 to 105,000 ounces of gold (from 110,000 to 120,000 ounces previously). Year-to-date, Camino Rojo has produced 55,118 ounces of gold. A geotechnical assessment has informed an action plan and safe restart of mining operations, including mining from surface downwards to push back and stabilize the north wall of the pit, with the wall re-established at a lower overall slope angle. Notably, no material was lost or sterilized in the pit wall event.

•	Ana Paula (2.0% NSR gold and silver royalty): In July 2025, Heliostar Metals Ltd. reiterated that a feasibility study on Ana Paula is expected to be completed by mid-2026 to allow for a construction decision shortly thereafter.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q2 2025 equated to 651 GEOs. In July 2025, Alamos Gold Inc. reiterated 2025 production guidance of 175,000 to 190,000 ounces of gold.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q2 2025 equated to 548 GEOs. In June 2025, Integra Resources Corp. (“Integra”) released inaugural 2025 production guidance for Florida Canyon of 70,000 to 75,000 ounces of gold.

In May 2025, Integra commenced a 10,000-meter drill program focused on near-mine targets, designed to support oxide mine life extension at Florida Canyon. In August 2025, this drill program was increased to 16,000 meters based on exploration success. Integra expects to provide a mineral resource and reserve update as well as a revised life-of-mine plan for Florida Canyon in 2026.

•	Kensington (1.25% NSR gold royalty): Royalties from Kensington in Q2 2025 equated to 279 GEOs. In the second quarter of 2025, Coeur Mining, Inc. reiterated 2025 production guidance for Kensington of 92,500 to 107,500 ounces of gold.

•	Arthur (1.0% NSR gold royalty): On August 1, AngloGold announced that the pre-feasibility study for the 100%-owned Arthur oxide gold project in Nevada is on track for completion in early 2026. Ten drill rigs were turning at Arthur during the first half of 2025, focusing on definition drilling at the central 3500 domain at Merlin to support a resource update and improve geological modelling. In total, 45 kilometers were drilled in the first half of 2025 for $24.1 million.

•	Hope Bay (1.0% NSR gold royalty): Agnico Eagle announced that site infrastructure upgrades at the 100%-owned Hope Bay underground project continued to advance during the second quarter of 2025 as part of a $97 million investment program aimed at potential redevelopment. This included the dismantling of the existing mill at Doris to prepare for a potential new processing circuit to be tested as part of the project’s ongoing technical evaluation. An internal technical evaluation on the potential for a 400,000 ounce per year production scenario at Hope Bay is expected to be completed in the first half of 2026.

Separately, recent drilling yielded positive results, indicating the potential for mineral resource expansion at depth and along strike, returning one of the deepest assays from the Patch 7 zone at Madrid with a highlight intercept of 25.7 g/t Au over 8.4 meters at 754 meters depth.

•	Eskay Creek (0.5% NSR gold and silver royalty): In April 2025, Skeena Resources Limited submitted an Environmental Assessment application for the 100%-owned, fully financed Eskay Creek gold and silver project. Eskay Creek has been recognized as a project to be fast-tracked by the Province of British Columbia, and an environmental assessment certificate is expected to be received in the fourth quarter of 2025.

•	South Railroad (2.0% NSR gold and silver royalty, partial coverage): In May 2025, Orla announced that the Notice of Intent for the 100%-owned South Railroad heap leach project in Nevada is expected to be published in mid-2025. Orla maintained previously announced development timelines with a record of decision for South Railroad by mid-2026, and first gold production in 2027.

•	Goldfield (5.0% NSR gold royalty on the Gemfield deposit): In August 2025, Centerra Gold Inc. (“Centerra”) announced that it will advance its 100%-owned Goldfield heap leach project to production following the completion of a technical study. Initial capital for the project is approximately $250 million, with major construction commencing in 2027. First production is expected in late 2028, starting from the Gemfield deposit of Goldfield.

Over an approximately seven-year life, Goldfield is expected to produce an average of over 100,000 ounces of gold per year from 2029 to 2032, followed by production of 47,000 ounces of gold in 2033 and 29,000 ounces of gold in 2034.

Triple Flag’s royalty coverage at Goldfield is on the Gemfield deposit of the project, which represents approximately 80% of the project’s overall life of mine production. Centerra has existing permits for Gemfield, which will require minor amendments based on the current project design. A Modified Plan of Operations for Gemfield was submitted in August 2025.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): During the second quarter of 2025, Integra reiterated that an updated feasibility study to incorporate historical stockpiles into the design of the 100%-owned DeLamar heap leach project remains scheduled for completion in 2025.

Federal permitting is expected to commence in the second half of 2025, following the publication of a Notice of Intent by the Bureau of Land Management to prepare an Environmental Impact Statement.

•	Queensway (0.2% to 0.5% NSR gold royalty): In July 2025, New Found Gold Corp. released a preliminary economic assessment (“PEA”) for the 100%-owned Queensway project in Newfoundland. The study highlighted a phased open pit and underground project design, expected to produce 1.5 million ounces of gold over a 15-year mine life. Subject to the completion of permitting, first gold is expected in the second half of 2027.

•	McCoy-Cove (2.0% and 1.5% NSR gold and silver royalty, partial coverage): In July 2025, i-80 Gold Corp. (“i80”) announced that a feasibility study for the 100%-owned McCoy-Cove underground project located in Nevada is expected to be completed in the first quarter of 2026, which will incorporate new infill drill data and metallurgical work. A PEA previously completed in the first quarter of 2025 highlighted a project designed to produce an average of 100,000 ounces of gold per year upon ramp-up over an eight-year mine life. i-80 expects permitting to be completed by the end of 2027, with production commencing in mid-2029.

•	Kemess (100% silver stream): In May 2025, Centerra announced that a PEA for Kemess is on track for completion by the end of 2025. The study is expected to focus on an open pit and long-hole stoping operation producing a potential 250,000 gold equivalent ounces annually over a 15-year mine life. Significant infrastructure is already in place at the 100%-owned Kemess copper-gold-silver project, including a 50,000 tpd mill, connection to grid power, and a camp.

•	Fenn-Gib (1.0% to 1.5% NSR gold royalty): Fenn-Gib is a gold deposit that is 100%-owned and operated by Mayfair Gold Corp. (“Mayfair”), which straddles the Pipestone fault in Northern Ontario. In the second quarter of 2025, Mayfair announced that the pre-feasibility study for a 4,800 tpd open-pit operation at Fenn-Gib is on track for completion by the end of 2025. To support the study, a 20,000-meter drill program will be completed to improve confidence in the mining of a near-surface, high-grade zone in the early years of Fenn-Gib’s minelife. The current resource at Fenn-Gib totals 181 million tonnes grading 0.74 g/t Au containing 4.3 million gold ounces in the Indicated category, and 8.9 million tonnes grading 0.49 g/t Au containing 141 thousand gold ounces in the Inferred categoryiii.

•	Tamarack (2.11% NSR nickel, copper and cobalt royalty): In the second quarter of 2025, Talon Metals Corp. announced that it entered into an agreement with Westmoreland Mining for the location of the future Tamarack processing facility at a brownfield site in North Dakota, including an adjacent rail spur, for a maximum purchase price of $10 million. Under a $114.8 million grant from the US Department of Energy, this agreement represents a key milestone for the Tamarack nickel-copper project located in Minnesota. Permitting for the processing facility is expected to be completed over the next two years with a target start of construction in 2027.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q2 2025 were 1,398 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Impala Platinum Holdings Limited (“Implats”) commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has advanced, resulting in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): For Agbaou, sales from our stream interest were 549 GEOs and royalties equated to 426 GEOs in Q2 2025. For Bonikro, sales from our stream interest were 858 GEOs in Q2 2025.

In February 2025, Allied Gold Corporation (“Allied”) announced 2025 gold production guidance of 77,000 to 90,000 ounces for Agbaou and 98,000 to 105,000 ounces for Bonikro. Through 2026 and 2027, the operator expects to annually produce at least 87,000 ounces of gold at Agbaou and approximately 100,000 ounces of gold at Bonikro. Separately, Allied continues to advance initiatives to implement a centralized management model for both Agbaou and Bonikro, as both mines are contiguous to each other, with the two processing plants located only 20 km apart.

•	ATO (25% gold stream and 50% silver stream): In March 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice for the immediate delivery of 1,650 ounces of gold, representing the outstanding gold ounces under the previously announced prepaid gold agreement with Steppe Gold Ltd. (“Steppe Gold”).

As at June 30, 2025, Steppe Gold was in default of its delivery obligations under the ATO streaming agreement. Based on Steppe Gold’s latest public disclosures, Triple Flag was entitled to receive 796 ounces of gold and 8,479 ounces of silver under the streaming agreement in respect of production from the ATO mine up to March 31, 2025. Steppe Gold’s obligations are subject to a parent guarantee. Triple Flag is in discussions with Steppe Gold and related parties, while Triple Flag assesses legal enforcement options.

•	Koné (2.0% NSR gold royalty, partial coverage): In July 2025, Montage Gold Corp. announced that Koné project construction remains on schedule and on budget for first gold pour in the second quarter of 2027.

Conference Call Details

A conference call and live webcast presentation will be held on August 7, 2025, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/714443529
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key
Replay (Until August 21):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 237 assets, consisting of 17 streams and 220 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 207 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs), the conduct of the conference call to discuss the financial results for the second quarter of 2025; expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests; statements relating to ongoing discussions with Steppe Gold and the results of those discussions (including any legal enforcement). Our assessments of and expectations for future periods described in this news release, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this news release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this news release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

	2025
($ thousands, except average gold price and GEOs information)	Q2	Q1	Six months ended June 30
Revenue	94,087	82,245	176,332
Average gold price per ounce	3,280	2,860
GEOs	28,682	28,761	57,443

	2024
($ thousands, except average gold price and GEOs information)	Q2	Q1	Six months ended June 30
Revenue	63,581	57,528	121,109
Average gold price per ounce	2,338	2,070
GEOs	27,192	27,794	54,986

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments and prepaid gold interests;

•	non-recurring charges; and

•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Six months ended
	June 30		June 30
($ thousands, except share and per share information)	2025	2024	2025	2024
Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)
Impairment (reversal) charges and expected credit losses[1]	(2,500)	141,771	(2,500)	148,034
Foreign currency translation loss (gain)	64	(55)	(25)	(95)
Increase in fair value of investments and prepaid gold interests	(6,916)	(2,069)	(12,533)	(3,746)
Income tax effect	1,551	(5,307)	2,413	(5,096)
Adjusted net earnings	$47,935	$22,903	$88,612	$45,084
Weighted average shares outstanding – basic	200,834,984	201,249,986	200,889,595	201,195,314
Net earnings per share	$0.28	$(0.55)	$0.50	$(0.47)
Adjusted net earnings per share	$0.24	$0.11	$0.44	$0.22

1.	Impairment charges and expected credit losses for the three and six months ended June 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests

Endnote 3: Adjusted EBITDA

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;

•	finance costs, net;

•	depletion and amortization;

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments and prepaid gold interests;

•	non-cash cost of sales related to prepaid gold interests and other; and

•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Six months ended
	June 30		June 30
($ thousands)	2025	2024	2025	2024
Net earnings (loss)	$55,736	$(111,437)	$101,257	$(94,013)
Finance costs, net	901	1,379	1,502	2,673
Income tax expense	4,584	260	8,585	2,978
Depletion and amortization	20,761	17,241	41,397	35,051
Impairment (reversal) charges and expected credit losses[1]	(2,500)	141,771	(2,500)	148,034
Non-cash cost of sales related to prepaid gold interests and other	3,536	2,463	9,179	4,636
Foreign currency translation loss (gain)	64	(55)	(25)	(95)
Increase in fair value of investments and prepaid gold interests	(6,916)	(2,069)	(12,533)	(3,746)
Adjusted EBITDA	$76,166	$49,553	$146,862	$95,518

1.	Impairment charges and expected credit losses for the three and six months ended June 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Six months ended
	June 30		June 30
($ thousands except Gross profit margin and Asset margin)	2025	2024	2025	2024
Revenue	$94,087	$63,581	$176,332	$121,109
Less: Cost of sales	(31,751)	(24,677)	(64,062)	(48,946)
Gross profit	62,336	38,904	112,270	72,163
Gross profit margin	66%	61%	64%	60%
Gross profit	$62,336	$38,904	$112,270	$72,163
Add: Depletion	20,677	17,156	41,226	34,876
Add: Non-cash cost of sales related to prepaid gold interests and other	3,536	2,463	9,179	4,636
	86,549	58,523	162,675	111,675
Revenue	94,087	63,581	176,332	121,109
Asset margin	92%	92%	92%	92%

i Refer to Westgold’s press release dated June 23, 2025, “Fletcher Zone Maiden Mineral Resource of 2.3Moz”.

ii Refer to Westgold’s press release dated September 16, 2024, “2024 Mineral Resources and Ore Reserves”.

iii Refer to Mayfair’s press release dated September 10, 2024, “Mayfair Gold Updates Fenn-Gib Open-Pit Mineral Resource and Initiates an Expanded Metallurgical Test Program”.